Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

April 21, 2010

Division of Corporate Finance

Securities and Exchange Commission

Attn: Dana Hartz

Attn: Mary Mast

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Item 4.01 Form 8-K

Filed April 12, 2010

File Number: 0-51817

Dear Ms. Hartz:

Please be advised that our law firm serves as legal counsel to Super Luck, Inc., a Delaware corporation (the “Company”).

This letter is in regards to your comment letter dated April 14, 2010 (the “Comment Letter”).   The Company is in receipt of the Comment Letter and is in the process of addressing the comments set forth in the Comment Letter.  Due to the nature of the comments, the Company was unable to meet the filing deadline set forth in the Comment Letter.  The Company anticipates that it will be able to respond to the comments on or before May 5, 2010.  Accordingly, on behalf of the Company, we respectfully request an additional extension until May 5, 2010 in which to submit the Company’s responses to the Comment Letter.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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